Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Innerlight Holdings, Inc. and Innerlight, Inc.

We hereby consent to use in the Registration Statement of our opinion dated March 16, 2009, relating to the consolidated balance sheets of Innerlight Holdings, Inc. for the inception period of February 21, 2008 through December 31, 2008, and the related consolidated statements of operations, stockholders’ equity and cash flows for this period, and the consolidated balance sheets of InnerLight, Inc. as of December 31, 2007 and 2006, and the related statements of operations, stockholders’ equity and cash flows for the two months ended February 29,2008 and the years ended December 31, 2007 and 2006, and reference to us under the heading “Experts.”

/s/Walden Certified Public Accountant, P.A.

Walden Certified Public Accountant, P.A.

Sunny Isles, Fl 33160

April 15 , 2009